Exhibit 99.1

4th Quarter 2013 • Earnings News Release • Three and twelve months ended October 31, 2013

TD Bank Group Reports Fourth Quarter and Fiscal 2013 Results

This quarterly earnings news release should be read in conjunction with our unaudited Fourth Quarter 2013 consolidated financial results for the year ended October 31, 2013, included in this Earnings News Release and with our audited 2013 Consolidated Financial Statements, which is available on our website at http://www.td.com/investor/. This analysis is dated December 4, 2013. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies used in the preparation of these consolidated financial results are consistent with those used in the Bank’s October 31, 2013 Consolidated Financial Statements. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to Generally Accepted Accounting Principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FOURTH QUARTER FINANCIAL HIGHLIGHTS, compared with the fourth quarter last year:

•	Reported diluted earnings per share were $1.68, compared with $1.66.
•	Adjusted diluted earnings per share were $1.90, compared with $1.83.
•	Reported net income was $1,622 million, compared with $1,597 million.
•	Adjusted net income was $1,821 million, compared with $1,757 million.

FULL YEAR FINANCIAL HIGHLIGHTS, compared with last year:

•	Reported diluted earnings per share were $6.91, compared with $6.76.
•	Adjusted diluted earnings per share were $7.45, compared with $7.42.
•	Reported net income was $6,662 million, compared with $6,471 million.
•	Adjusted net income was $7,158 million, compared with $7,075 million.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The fourth quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $59 million after tax (6 cents per share), compared with $60 million after tax (6 cents per share) in the fourth quarter last year.
•	A loss of $15 million after tax (2 cents per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a loss of $35 million after tax (4 cents per share) in the fourth quarter last year.
•	Integration charges of $14 million after tax (2 cents per share), relating to the acquisition of the credit card portfolio of MBNA Canada, compared with $25 million after tax (3 cents per share) in the fourth quarter last year.
•	A release of $29 million after tax (3 cents per share), due to the impact of the Alberta flood on the loan portfolio.
•	A litigation-related charge of $30 million after tax (3 cents per share).
•	Restructuring charges of $90 million after tax (10 cents per share).
•	Set-up costs of $20 million after tax (2 cents per share), in preparation for the previously announced affinity relationship with Aimia with respect to Aeroplan Visa credit cards and the related acquisition of accounts.

TORONTO, December 5, 2013 – TD Bank Group (TD or the Bank) today announced its financial results for the fourth quarter ended October 31, 2013. Overall results for the quarter reflected strong performances from TD’s Canadian and U.S. personal and commercial banking businesses, and the Wealth business.

“We are pleased with our fourth quarter performance,” said Ed Clark, Group President and Chief Executive Officer. “We finished the year with adjusted earnings of over $7.1 billion, which included record results in several of our businesses. These results demonstrate the strength of our business fundamentals, even in a challenging operating environment.”

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 1

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking posted reported net income of $914 million in the fourth quarter. On an adjusted basis, net income was $948 million, an increase of 14% compared with the fourth quarter last year. These earnings reflect continued good loan and deposit volume growth, favourable credit performance and effective expense management.

“Canadian Personal and Commercial Banking had a good fourth quarter and a strong 2013,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance, and Wealth Management. “In 2014, we will continue to deliver legendary service and convenience to customers across all of our channels, including our expanding digital and mobile platforms. We look forward to welcoming Aeroplan Visa credit card customers and providing services to help them meet their financial needs.”

Wealth and Insurance

Wealth and Insurance delivered net income of $405 million in the quarter, up 38% from the same period last year. Wealth business results were driven by higher fee-based revenue, the addition of Epoch Holding Corporation and higher trading volume compared with same quarter last year. TD Ameritrade contributed $77 million in earnings to the segment, an increase of 51% over the same period last year.

“Our Wealth business delivered a strong finish to a great year,” said Hockey. “In 2014, we plan to build on our market leadership positions, expand our asset management capabilities and continue to invest in our operations and technology infrastructure, which will enhance our ability to provide our clients with legendary experiences.”

In Insurance, net income in the fourth quarter increased compared with the same period last year, mainly due to premium volume growth, partially offset by higher claims. The business will continue to monitor industry developments related to Ontario auto insurance, focus on improving the client experience, and will invest in our core capabilities and processes.

U.S. Personal and Commercial Banking

U.S. Personal and Commercial Banking generated US$355 million in reported net income for the quarter. On an adjusted basis, the segment earned US$384 million, an increase of 7% compared with the fourth quarter last year. The increase in earnings was primarily due to strong loan and deposit volume growth, the acquisition of Target’s U.S. credit card portfolio, and an improvement in credit quality, partially offset by lower margins and investments in new stores and technology.

“TD Bank, America’s Most Convenient Bank, delivered a good fourth quarter and strong year,” said Mike Pedersen, Group Head, U.S. Banking. “While we are encouraged by the strong fundamentals of the business, we expect the operating environment to remain challenging in 2014. We will remain focused on loan and deposit growth and expense management, while continuing to provide superior customer service.”

Wholesale Banking

Wholesale Banking generated net income of $122 million for the quarter, a decrease of 61% compared with the same period last year. The decrease in earnings was primarily due to lower security gains and higher non-interest expenses.

“Overall it was a challenging year for our Wholesale business,” said Bob Dorrance, Group Head, Wholesale Banking. “Instability in the economic environment continues to impact corporate and investor activities. Looking ahead, we remain focused on serving our clients, growing our franchise, managing our risks and reducing expenses.”

Capital

TD’s Common Equity Tier 1 ratio on a Basel III fully phased-in basis was 9%, up from 8.9% last quarter.

Stock Dividend

Today, TD announced a stock dividend of one common share per each issued and outstanding common share, which has the same effect as a two-for-one split of the common shares. Shareholders of record as at the close of business on January 23, 2014, are entitled to receive the stock dividend on the payment date of January 31, 2014. TD also announced an increase of $0.01 to the quarterly cash dividend payable on January 31, 2014. The cash dividend is payable on the common shares that are issued and outstanding on January 6, 2014, and as such will not be payable on any common shares issued pursuant to the stock dividend.

      “This announcement reflects the substantial appreciation of our share price over the last decade,” said Clark.  “We expect that this will help ensure the accessibility of our stock to retail investors.” The Bank’s share price has increased 170% since the last stock dividend declared by the Bank in 1999.

Conclusion

“In a challenging operating environment, we are very pleased with the great results in a number of our businesses. We’re especially proud that TD Bank, America’s Most Convenient Bank, delivered $1.6 billion in adjusted net income in 2013, achieving a target we set for our U.S. business three years ago. This represents a terrific milestone in our North American success story,” said Clark. “We are confident in our ability to succeed in 2014 and beyond as we strategically invest in our businesses and prudently manage expense growth. A critical component of our success is our employees’ passion for delivering winning service to our customers and clients. I truly appreciate the outstanding contributions from the entire TD team.”

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 2

The foregoing contains forward-looking statements.

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Bank’s 2013 MD&A under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2014” and in other statements regarding the Bank’s objectives and priorities for 2014 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the impact of recent legislative and regulatory developments; the overall difficult litigation environment, including in the United States; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2013 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2014”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 3

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)
	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2013	2013	2012	2013	2012
Results of operations
Total revenue[1]	$7,001	$7,085	$6,577	$27,262	$25,546
Provision for credit losses	352	477	565	1,631	1,795
Insurance claims and related expenses[1]	711	1,140	688	3,056	2,424
Non-interest expenses	4,157	3,764	3,606	15,042	13,998
Net income – reported	1,622	1,527	1,597	6,662	6,471
Net income – adjusted[2]	1,821	1,588	1,757	7,158	7,075
Economic profit[3]	695	473	703	2,757	3,037
Return on common equity – reported	13.3%	12.5%	14.0%	14.0%	14.9%
Return on common equity – adjusted[3]	15.0%	13.0%	15.5%	15.0%	16.3%
Financial position
Total assets	$862,532	$835,101	$811,106	$862,532	$811,106
Total equity	51,973	50,918	49,000	51,973	49,000
Total risk-weighted assets[4]	286,355	283,521	245,875	286,355	245,875
Financial ratios
Efficiency ratio – reported[1]	59.4%	53.1%	54.8%	55.2%	54.8%
Efficiency ratio – adjusted[1,2]	55.3%	52.3%	52.8%	52.8%	51.3%
Common Equity Tier 1 capital to risk weighted assets[5]	9.0%	8.9%	N/A	9.0%	N/A
Tier 1 capital to risk-weighted assets[4]	11.0%	11.0%	12.6%	11.0%	12.6%
Provision for credit losses as a % of net average
loans and acceptances[6]	0.34%	0.43%	0.54%	0.38%	0.43%
Common share information – reported (dollars)
Per share earnings
Basic	$1.69	$1.59	$1.67	$6.93	$6.81
Diluted	1.68	1.58	1.66	6.91	6.76
Dividends per share	0.85	0.81	0.77	3.24	2.89
Book value per share	51.31	50.04	48.17	51.31	48.17
Closing share price	95.64	86.56	81.23	95.64	81.23
Shares outstanding (millions)
Average basic	916.7	921.4	912.4	918.9	906.6
Average diluted	919.5	924.1	920.0	922.5	914.9
End of period	917.5	919.8	916.1	917.5	916.1
Market capitalization (billions of Canadian dollars)	$87.7	$79.6	$74.4	$87.7	$74.4
Dividend yield	3.5%	3.7%	3.6%	3.7%	3.8%
Dividend payout ratio	50.4%	51.0%	46.1%	46.7%	42.5%
Price-earnings ratio	13.9	12.6	12.0	13.9	12.0
Common share information – adjusted (dollars)[2]
Per share earnings
Basic	$1.90	$1.65	$1.84	$7.47	$7.47
Diluted	1.90	1.65	1.83	7.45	7.42
Dividend payout ratio	44.6%	49.0%	41.7%	43.3%	38.7%
Price-earnings ratio	12.8	11.7	10.9	12.8	10.9

1	Effective the fourth quarter of 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts, including certain ratios, have been recast to conform with the current period presentation.
2	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
3	Economic profit and adjusted return on common equity are non-GAAP financial measures. Refer to the “Economic Profit and Return on Common Equity” section for an explanation.
4	Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “all-in” methodology. Prior to the first quarter of 2013, amounts were calculated in accordance with the Basel II regulatory framework.
5	Effective the first quarter of 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the Common Equity Tier 1 capital measure in accordance with the “all-in” methodology.
6	Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of the MD&A and Note 7 to the Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-Agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of the MD&A and Note 7 to the Consolidated Financial Statements.
TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 4

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)
		For the three months ended		For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2013	2013	2012	2013	2012
Net interest income	$4,184	$4,146	$3,842	$16,078	$15,026
Non-interest income[1]	2,817	2,939	2,735	11,184	10,520
Total revenue[1]	7,001	7,085	6,577	27,262	25,546
Provision for credit losses	352	477	565	1,631	1,795
Insurance claims and related expenses[1]	711	1,140	688	3,056	2,424
Non-interest expenses	4,157	3,764	3,606	15,042	13,998
Income before income taxes and equity in net income of
an investment in associate	1,781	1,704	1,718	7,533	7,329
Provision for income taxes	240	252	178	1,143	1,092
Equity in net income of an investment in associate, net of
income taxes	81	75	57	272	234
Net income – reported	1,622	1,527	1,597	6,662	6,471
Preferred dividends	49	38	49	185	196
Net income available to common shareholders and
non-controlling interests in subsidiaries	$1,573	$1,489	$1,548	$6,477	$6,275
Attributable to:
Non-controlling interests	$27	$26	$26	$105	$104
Common shareholders	1,546	1,463	1,522	6,372	6,171
1	Effective the fourth quarter of 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 5

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)
	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2013	2013	2012	2013	2012
Operating results – adjusted
Net interest income[1]	$4,184	$4,146	$3,842	$16,078	$15,062
Non-interest income[2,3]	2,834	2,857	2,772	11,113	10,615
Total revenue	7,018	7,003	6,614	27,191	25,677
Provision for credit losses[4]	392	412	511	1,606	1,903
Insurance claims and related expenses[3]	711	1,140	688	3,056	2,424
Non-interest expenses[5]	3,883	3,662	3,493	14,363	13,162
Income before income taxes and equity in net income of an
investment in associate	2,032	1,789	1,922	8,166	8,188
Provision for income taxes[6]	305	290	236	1,334	1,404
Equity in net income of an investment in associate, net of income taxes[7]	94	89	71	326	291
Net income – adjusted	1,821	1,588	1,757	7,158	7,075
Preferred dividends	49	38	49	185	196
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	1,772	1,550	1,708	6,973	6,879
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	27	26	26	105	104
Net income available to common shareholders – adjusted	1,745	1,524	1,682	6,868	6,775
Adjustments for items of note, net of income taxes
Amortization of intangibles[8]	(59)	(59)	(60)	(232)	(238)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[9]	(15)	70	(35)	57	(89)
Integration charges and direct transaction costs relating to U.S.
Personal and Commercial Banking acquisitions[10]	–	–	–	–	(9)
Fair value of credit default swaps hedging the corporate loan book,
net of provision for credit losses[11]	–	–	–	–	–
Integration charges, direct transaction costs, and changes in fair value of
contingent consideration relating to the Chrysler Financial acquisition[12]	–	–	(3)	–	(17)
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada[13]	(14)	(24)	(25)	(92)	(104)
Litigation and litigation-related charge/reserve[14]	(30)	–	–	(100)	(248)
Reduction of allowance for incurred but not identified credit losses[15]	–	–	–	–	120
Positive impact due to changes in statutory income tax rates[16]	–	–	–	–	18
Impact of Alberta flood on the loan portfolio[17]	29	(48)	–	(19)	–
Impact of Superstorm Sandy[18]	–	–	(37)	–	(37)
Restructuring charges[19]	(90)	–	–	(90)	–
Set-up costs in preparation for the previously announced affinity relationship with Aimia
with respect to Aeroplan Visa credit cards and the related acquisition of accounts [20]	(20)	–	–	(20)	–
Total adjustments for items of note	(199)	(61)	(160)	(496)	(604)
Net income available to common shareholders – reported	$1,546	$1,463	$1,522	$6,372	$6,171
1	Adjusted net interest income excludes the following items of note: second quarter 2012 – $22 million ($17 million after tax) of certain charges against revenue related to promotional-rate card origination activities, as explained in footnote 13; first quarter 2012 – $14 million ($10 million after tax) of certain charges against revenue related to promotional-rate card origination activities.
2	Adjusted non-interest income excludes the following items of note: fourth quarter 2013 – $17 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 9; third quarter 2013 – $82 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; second quarter 2013 – $25 million loss due to change in fair value of derivatives hedging the AFS securities portfolio; first quarter 2013 – $31 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; fourth quarter 2012 – $1 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 11; $33 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale AFS; $2 million loss due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 12, $1 million loss due to the impact of Superstorm Sandy, as explained in footnote 18; third quarter 2012 – $3 million gain due to change in CDS hedging the corporate loan book; $2 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $2 million loss due to change in fair value of contingent consideration relating to Chrysler Financial; second quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $5 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $1 million gain due to change in fair value of contingent consideration relating to Chrysler Financial.
3	Effective the fourth quarter of 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.
4	Adjusted provision for credit losses (PCL) excludes the following items of note: fourth quarter 2013 – $40 million release on the provision set up for the impact of the Alberta flood on the loan portfolio, as explained in footnote 17; third quarter 2013 – $65 million due to the impact of the Alberta flood on the loan portfolio; fourth quarter 2012 – $54 million due to the impact of Superstorm Sandy, as explained in footnote 18; third quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking, as explained in footnote 15; second quarter 2012 – $80 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking; first quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking.

5	Adjusted non-interest expenses excludes the following items of note: fourth quarter 2013 – $70 million amortization of intangibles, as explained in footnote 8; $19 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio, as explained in footnote 13; $30 million of litigation and litigation-related charges, as explained in footnote 14; $129 million due to the initiatives to reduce costs, as explained in footnote 19; $27 million of set-up costs in preparation for the affinity relationship with Aimia Inc. with respect to Aeroplan credit cards, as explained in footnote 20; third quarter 2013 – $69 million amortization of intangibles; $33 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; second quarter 2013 – $67 million amortization of intangibles; $41 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2013 – $66 million amortization of intangibles; $32 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $97 million of litigation and litigation-related charges; fourth quarter 2012 – $69 million amortization of intangibles; $4 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 12; $33 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; $7 million due to the impact of Superstorm Sandy, as explained in footnote 18; third quarter 2012 – $69 million amortization of intangibles; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $35 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; $128 million of litigation and litigation-related charges; second quarter 2012 – $69 million amortization of intangibles; $6 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; first quarter 2012 – $70 million amortization of intangibles; $11 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 10; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; $285 million of litigation and litigation-related charges.

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 6

6	For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of the Bank’s Consolidated Financial Statements.
7	Adjusted equity in net income of an investment in associate excludes the following items of note: fourth quarter 2013 – $13 million amortization of intangibles, as explained in footnote 8; third quarter 2013 – $14 million amortization of intangibles; second quarter 2013 – $14 million amortization of intangibles; first quarter 2013 – $13 million amortization of intangibles; fourth quarter 2012 – $14 million amortization of intangibles; third quarter 2012 – $13 million amortization of intangibles; second quarter 2012 – $15 million amortization of intangibles; first quarter 2012 – $15 million amortization of intangibles.
8	Amortization of intangibles primarily relates to the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the Commerce acquisition in 2008, the amortization of intangibles included in equity in net income of TD Ameritrade, the acquisition of the credit card portfolio of MBNA Canada in 2012, the acquisition of Target Corporation’s U.S. credit card portfolio in 2013, and the Epoch Investment Partners, Inc. acquisition in 2013. Amortization of software is recorded in amortization of other intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of other intangibles acquired as a result of asset acquisitions and business combinations.
9	During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
10	As a result of U.S. Personal and Commercial Banking acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Integration charges in the recent quarters were driven by the South Financial and FDIC-assisted acquisitions and there were no direct transaction costs recorded. The first quarter 2012 was the last quarter U.S. Personal and Commercial Banking included any further FDIC-assisted and South Financial related integration charges or direct transaction costs as an item of note.
11	The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged through the CDS is netted against this item of note.
12	As a result of the Chrysler Financial acquisition in Canada and U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.
13	As a result of the acquisition of the MBNA Canada credit card portfolio, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenues related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long lived assets due to impairment. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition were incurred by Canadian Personal and Commercial Banking.
14	As a result of certain adverse judgments and settlements in the U.S. in 2012 and after continued evaluation of this portfolio of cases throughout that year, the Bank took prudent steps to determine, in accordance with applicable accounting standards, that the litigation provision of $413 million ($248 million after tax) was required. In 2013, the Bank further reassessed its litigation provisions and determined that additional litigation and litigation-related charges of $97 million ($70 million after tax) and $30 million ($30 million after tax) were required as a result of recent developments and settlements reached in the U.S.
15	Excluding the impact related to the MBNA credit card and other consumer loan portfolios (which is recorded to the Canadian Personal and Commercial Banking results), “Reduction of allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking” includes $41 million ($30 million after tax) in the third quarter of 2012, $80 million ($59 million after tax) in the second quarter of 2012 and $41 million ($31 million after tax) in the first quarter of 2012, all of which are attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios. Beginning in 2013, the change in the “allowance for incurred but not identified credit losses” in the normal course of business is included in the Corporate segment net income and is no longer be recorded as an item of note.
16	This represents the impact of changes in the income tax statutory rate on net deferred income tax balances.
17	In the third quarter of 2013, the Bank recorded a provision for credit losses of $65 million ($48 million after tax) for residential loan losses from Alberta flooding. In the fourth quarter of 2013, a provision of $40 million ($29 million after tax) was released. The reduction in the provision reflects an updated estimate incorporating more current information regarding the extent of damage, actual delinquencies in impacted areas, and greater certainty regarding payments to be received under the Alberta Disaster Recovery Program and from property and default insurance.
18	In the fourth quarter of 2012, the Bank provided $62 million ($37 million after tax) for certain estimated losses resulting from Superstorm Sandy which primarily relate to an increase in provision for credit losses, fixed asset impairments and charges against revenue relating to fee reversals.
19	The Bank undertook certain measures commencing in the fourth quarter of 2013, which are expected to continue through fiscal year 2014, to reduce costs in a sustainable manner and achieve greater operational efficiencies. To implement these measures, the Bank recorded a provision of $129 million ($90 million after tax) for restructuring initiatives related primarily to retail branch and real estate optimization initiatives.
20	On September 16, 2013, the Bank (i) confirmed that it had entered into an agreement pursuant to which TD will become the primary issuer of Aeroplan Visa credit cards commencing on January 1, 2014 (the “affinity relationship”); and (ii) announced that the Bank will acquire approximately 50% of the existing Aeroplan credit card portfolio from CIBC. During the fourth quarter of 2013, in preparation for the affinity relationship with Aimia Inc. and the expected acquisition of part of the CIBC credit card portfolio, the Bank incurred program set-up costs related to information technology, external professional consulting, marketing, training, and program management. These costs are included as an item of note in the Canadian Personal and Commercial Banking segment.
TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 7

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)
	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2013	2013	2012	2013	2012
Basic earnings per share – reported	$1.69	$1.59	$1.67	$6.93	$6.81
Adjustments for items of note[2]	0.21	0.06	0.17	0.54	0.66
Basic earnings per share – adjusted	$1.90	$1.65	$1.84	$7.47	$7.47

Diluted earnings per share – reported	$1.68	$1.58	$1.66	$6.91	$6.76
Adjustments for items of note[2]	0.22	0.07	0.17	0.54	0.66
Diluted earnings per share – adjusted	$1.90	$1.65	$1.83	$7.45	$7.42
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)
	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2013	2013	2012	2013	2012
Provision for income taxes – reported	$240	$252	$178	$1,143	$1,092
Adjustments for items of note:[1,2]
Amortization of intangibles	24	24	23	94	96
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	2	(12)	(2)	(14)	–
Integration charges and direct transaction costs relating to U.S.
Personal and Commercial Banking acquisitions	–	–	–	–	2
Fair value of credit default swaps hedging the corporate loan book,
net of provision for credit losses	–	–	1	–	2
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler
Financial acquisition	–	–	3	–	10
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	5	9	8	33	36
Litigation and litigation-related charge/reserve	(1)	–	–	26	165
Reduction of allowance for incurred but not identified credit losses	–	–	–	–	(42)
Positive impact due to changes in statutory income tax rates	–	–	–	–	18
Impact of Alberta flood on the loan portfolio	(11)	17	–	6	–
Impact of Superstorm Sandy	–	–	25	–	25
Restructuring charges	39	–	–	39	–
Set-up costs in preparation for the previously announced
affinity relationship with Aimia with respect to Aeroplan
Visa credit cards and the related acquisition of accounts	7	–	–	7	–
Total adjustments for items of note	65	38	58	191	312
Provision for income taxes – adjusted	$305	$290	$236	$1,334	$1,404
Effective income tax rate – adjusted[3]	15.0%	16.2%	12.3%	16.3%	17.1%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.
TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 8

ECONOMIC PROFIT AND RETURN ON COMMON EQUITY

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III at a 7% Common Equity Tier 1 (CET1) ratio. The return measures for business segments reflect a return on common equity methodology.

The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive.

Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars)
		For the three months ended		For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2013	2013	2012	2013	2012
Average common equity	$46,267	$46,342	$43,256	$45,676	$41,535
Rate charged for average common equity	9.0%	9.0%	9.0%	9.0%	9.0%
Charge for average common equity	$1,050	$1,051	$979	$4,111	$3,738
Net income available to common shareholders
– reported	$1,546	$1,463	$1,522	$6,372	$6,171
Items of note impacting income, net of income taxes[1]	199	61	160	496	604
Net income available to common shareholders
– adjusted	$1,745	$1,524	$1,682	$6,868	$6,775
Economic profit[2]	$695	$473	$703	$2,757	$3,037
Return on common equity – adjusted	15.0%	13.0%	15.5%	15.0%	16.3%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported net income” table in the “How We Performed” section of this document.
2	Economic profit is calculated based on average common equity.
TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 9

SIGNIFICANT EVENTS IN 2013

Acquisition of Target Corporation’s U.S. Credit Card Portfolio

On March 13, 2013, the Bank, through its subsidiary, TD Bank USA, N.A., acquired substantially all of Target Corporation’s existing U.S. Visa and private label credit card portfolios (Target), with a gross outstanding balance of $5.8 billion. TD Bank USA, N.A. also entered into a seven-year program agreement under which it will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target Corporation's U.S. customers.

Under the terms of the program agreement, the Bank and Target Corporation share in the profits generated by the portfolios. Target Corporation is responsible for all elements of operations and customer service, and bears most of the operating costs to service the assets. The Bank controls risk management policies and regulatory compliance, and bears all costs relating to funding the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition from the acquisition date to October 31, 2013 have been recorded in the U.S. Personal and Commercial Banking segment.

At the date of acquisition the Bank recorded the credit card receivables acquired at their fair value of $5.7 billion and intangible assets totalling $98 million. The gross amount of revenue and credit losses have been recorded on the Consolidated Statement of Income since that date. Target Corporation shares in a fixed percentage of the revenue and credit losses incurred. Target Corporation’s net share of revenue and credit losses is recorded in Non-interest expenses on the Consolidated Statement of Income and related receivables from, or payables to, Target Corporation are recorded in Other assets or Other liabilities, respectively, on the Consolidated Balance Sheet.

Acquisition of Epoch Investment Partners, Inc.

On March 27, 2013, the Bank acquired 100% of the outstanding equity of Epoch Holding Corporation including its wholly-owned subsidiary Epoch Investment Partners, Inc. (Epoch), a New York-based asset management firm. Epoch was acquired for cash consideration of $674 million. Epoch Holding Corporation shareholders received US$28 in cash per share.

The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date have been consolidated with the Bank’s results and are reported in the Wealth and Insurance segment. As at March 27, 2013, the acquisition contributed $34 million of tangible assets, and $9 million of liabilities. The excess of consideration over the fair value of the acquired net assets of $649 million has been allocated to customer relationship intangibles of $149 million and goodwill of $500 million. Goodwill is not expected to be deductible for tax purposes. For the year ended October 31, 2013, the acquisition contributed $96 million to revenue and $2 million to net income.

Sale of TD Waterhouse Institutional Services

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million, subject to certain price adjustment mechanisms. The effects of the sale will be recorded in the first quarter of fiscal 2014.

Agreement with Aimia Inc. and Acquisition of certain CIBC Aeroplan Credit Card Accounts

On August 12, 2013, the Bank and Aimia Inc. (Aimia) announced that the Bank will become the primary credit card issuer for Aeroplan, a loyalty program owned by Aimia, starting on January 1, 2014. On September 16, 2013, the Bank, Aimia, and the Canadian Imperial Bank of Commerce (CIBC) jointly announced agreements under which the Bank will also acquire approximately 50% of CIBC’s existing Aeroplan credit card portfolio, which will primarily include accounts held by customers who do not have an existing retail banking relationship with CIBC. The Bank expects to acquire approximately 550,000 cardholder accounts, representing approximately $3 billion in card balances and $20 billion in annual retail spend. The Bank will pay a purchase price of par plus $50 million for the CIBC Aeroplan accounts. In addition, the Bank will pay CIBC a further $112.5 million plus HST over three years under a commercial subsidy agreement. Depending on the migration of Aeroplan-branded credit card accounts between CIBC and TD over the next five years, TD, Aimia, and CIBC have agreed to make additional potential payments of up to $400 million. TD will be responsible for, or entitled to receive, up to $300 million of these potential payments.

Additionally, TD will make a $100 million upfront payment to Aimia to assist in the development and maintenance of the new Distinction program. The minimum miles purchase commitment is a five-year volume commitment based on miles purchases by TD and CIBC. These payments by TD, in aggregate, would not exceed $95 million. Also, TD and Aimia will undertake a joint marketing spend of approximately $140 million in the first four years of the program to support the new Aeroplan Visa co-branded credit cards and program features.

The CIBC portfolio acquisition is subject to customary closing conditions and is expected to close in the first quarter of fiscal 2014.

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective December 1, 2011, results of the acquisition of the credit card portfolio of MBNA Canada (MBNA) are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of MBNA are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance Canada are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance U.S. are reported in U.S. Personal and Commercial Banking. Integration charges, direct transaction costs, and changes in fair value of contingent consideration related to the Chrysler Financial acquisition were reported in the Corporate segment.

Effective March 13, 2013, results of Target are reported in U.S. Personal and Commercial Banking. Effective March 27, 2013, the results of Epoch are reported in Wealth and Insurance.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the MD&A of the Bank’s 2013 Annual Report, and Note 1 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2013. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $100 million, compared with $112 million in the fourth quarter last year, and $80 million in the prior quarter.

TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)
		For the three months ended
	October 31	July 31	October 31
	2013	2013	2012
Net interest income	$2,151	$2,126	$2,071
Non-interest income	680	695	678
Total revenue	2,831	2,821	2,749
Provision for credit losses	224	216	306
Non-interest expenses – reported	1,362	1,281	1,343
Non-interest expenses – adjusted	1,316	1,248	1,310
Net income – reported	914	973	806
Adjustments for items of note, net of income taxes[1]
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	14	24	25
Set-up costs in preparation for the previously announced affinity relationship with Aimia
with respect to Aeroplan Visa credit cards and the related acquisition of accounts	20	–	–
Net income – adjusted	$948	$997	$831
Selected volumes and ratios
Return on common equity – reported	45.8%	49.4%	41.9%
Return on common equity – adjusted	47.5%	50.6%	43.1%
Margin on average earning assets (including securitized assets)	2.81%	2.83%	2.83%
Efficiency ratio – reported	48.1%	45.4%	48.9%
Efficiency ratio – adjusted	46.5%	44.2%	47.7%
Number of Canadian retail stores	1,179	1,169	1,168
Average number of full-time equivalent staff	28,418	28,345	28,449
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q4 2013 vs. Q4 2012

Canadian Personal and Commercial Banking net income for the quarter on a reported basis was $914 million, an increase of $108 million, or 13%, compared with the fourth quarter last year. Adjusted net income for the quarter was $948 million, an increase of $117 million, or 14%, compared with the fourth quarter last year. The increase in adjusted earnings was primarily driven by loan and deposit volume growth, favourable credit performance, and effective cost management. The reported annualized return on common equity for the quarter was 45.8%, while the adjusted annualized return on common equity was 47.5%, compared with 41.9% and 43.1%, respectively, in the fourth quarter last year.

Canadian Personal and Commercial Banking revenue is derived from personal and business banking, auto lending and credit cards. Revenue for the quarter was $2,831 million, an increase of $82 million, or 3%, compared with the fourth quarter last year. Net interest income growth was driven primarily by portfolio volume growth, and higher revenue from mortgage refinancing, partially offset by the inclusion of the MBNA credit mark release in the fourth quarter last year. The personal banking business generated solid but slowing lending volume growth of $8.6 billion, or 3%, reflecting slower growth in the housing market and moderation in household borrowing. Compared with the fourth quarter last year, average real estate secured lending volume increased $7.8 billion, or 4%. Auto lending average volume increased $0.4 billion, or 3%, while all other personal lending average volumes increased $0.4 billion or 1% largely driven by credit card balances. Business loans and acceptances average volume increased $5.1 billion, or 12%. Average personal deposit volumes increased $3.6 billion, or 2%, due to strong growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $5.3 billion, or 8%.

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 11

Margin on average earning assets was 2.81%, a 2 basis point (bps) decrease primarily due to lower deposit margins. Non-interest income increased $2 million compared to the fourth quarter last year largely due to volume growth.

PCL for the quarter was $224 million, a decrease of $82 million, or 27%, compared with the fourth quarter last year. Personal banking PCL was $223 million, a decrease of $66 million, or 23%, due primarily to better credit performance, low bankruptcies and elevated PCL in the fourth quarter last year due to an adjustment related to past due accounts. Business banking PCL was $1 million, a decrease of $16 million, compared with the fourth quarter last year primarily due to higher recoveries. Annualized PCL as a percentage of credit volume was 0.28%, a decrease of 13 bps, compared with the fourth quarter last year. Net impaired loans were $882 million, a decrease of $118 million, or 12%, compared with the fourth quarter last year. Net impaired loans as a percentage of total loans were 0.28%, compared with 0.33% as at October 31, 2012.

Reported non-interest expenses for the quarter were $1,362 million, an increase of $19 million, or 1%, compared with the fourth quarter last year. Adjusted non-interest expenses for the quarter were $1,316 million, relatively flat compared with the fourth quarter last year as volume growth and investments in the business were largely offset by initiatives to increase productivity.

The average full-time equivalent (FTE) staffing levels decreased by 31 compared with the fourth quarter last year, as investments in front line sales staff was more than offset by volume-related reductions and productivity gains. The reported efficiency ratio for the quarter improved to 48.1%, while the adjusted efficiency ratio improved to 46.5%, compared with 48.9% and 47.7%, respectively, in the fourth quarter last year.

Quarterly comparison – Q4 2013 vs. Q3 2013

Canadian Personal and Commercial Banking net income for the quarter on a reported basis decreased $59 million, or 6%, compared with the prior quarter. Adjusted net income for the quarter decreased $49 million, or 5%, compared with the prior quarter. The decrease in earnings was primarily due to an increase in non-interest expenses. The reported annualized return on common equity for the quarter was 45.8%, while the adjusted annualized return on common equity was 47.5%, compared with 49.4% and 50.6% respectively, in the prior quarter.

Revenue for the quarter increased $10 million compared with the prior quarter. Net interest income growth was driven by portfolio volume growth in loans and deposits. Compared with the prior quarter, average real estate secured lending volume increased $3.4 billion, or 2%. All other personal lending average volumes increased $0.9 billion or 2%. Business loans and acceptances average volumes increased $1.1 billion, or 2%. Average personal deposit volumes increased $2.4 billion, or 2%, while average business deposit volumes increased $1.7 billion, or 2%. Margin on average earning assets was 2.81%, a 2 bps decrease primarily due to lower deposit margins. Non-interest income decreased $15 million or 2%, largely due to higher seasonal fee income in the third quarter.

PCL for the quarter increased $8 million, or 4%, compared with the prior quarter. Personal banking PCL for the quarter increased $12 million, or 6%, due primarily to higher provisions in auto lending and credit cards. Business banking PCL decreased $4 million due to higher recoveries. Net impaired loans increased $2 million, relatively flat compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.28%, in line with the prior quarter.

Reported non-interest expenses for the quarter increased $81 million, or 6%, compared with the prior quarter. Adjusted non-interest expenses for the quarter increased $68 million, or 5%, compared with the prior quarter largely due to timing of business investments, marketing initiatives, and higher employee related costs.

The average FTE staffing levels increased by 73, compared with the prior quarter, largely due to new branch openings and higher staffing for business initiatives. The reported efficiency ratio for the quarter worsened to 48.1%, compared with 45.4% in the prior quarter, while the adjusted efficiency ratio worsened to 46.5%, compared with 44.2% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 12

TABLE 8: WEALTH AND INSURANCE[1]
(millions of Canadian dollars, except as noted)
	For the three months ended
	October 31	July 31	October 31
	2013	2013	2012
Net interest income	$147	$144	$147
Insurance revenue[1]	968	942	920
Income (loss) from financial instruments designated at fair value through profit or loss	17	(40)	(6)
Non-interest income – other	702	684	590
Total revenue[1]	1,834	1,730	1,651
Insurance claims and related expenses[1]	711	1,140	688
Non-interest expenses	730	711	676
Wealth and Insurance net income (loss), before TD Ameritrade	328	(62)	242
Wealth	187	181	148
Insurance	141	(243)	94
TD Ameritrade	77	69	51
Total Wealth and Insurance	$405	$7	$293
Selected volumes and ratios
Assets under administration – Wealth (billions of Canadian dollars)	$293	$279	$258
Assets under management – Wealth (billions of Canadian dollars)[2]	257	246	207
Gross originated insurance premiums	993	1,049	943
Return on common equity	25.3%	0.4%	17.9%
Efficiency ratio[1]	39.8%	41.1%	40.9%
Average number of full-time equivalent staff	11,451	11,661	11,839
1	Effective the fourth quarter of 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts, including certain ratios, have been recast to conform with the current period presentation.
2	As at October 31, 2013, the Wealth assets under management include $38 billion (July 31, 2013 – $29 billion) related to Epoch.

Quarterly comparison – Q4 2013 vs. Q4 2012

Wealth and Insurance net income for the quarter was $405 million, an increase of $112 million, or 38%, compared with the fourth quarter last year, reflecting higher earnings in Wealth, Insurance and TD Ameritrade. Wealth and Insurance net income excluding TD Ameritrade was $328 million, an increase of $86 million, or 36%, compared with the fourth quarter last year. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $77 million, an increase of $26 million, or 51%, compared with the fourth quarter last year, driven by higher TD Ameritrade earnings. For its fourth quarter ended September 30, 2013, TD Ameritrade reported net income of US$200 million, an increase of US$57 million, or 40%, compared with the fourth quarter last year, driven by increased transaction-based and fee-based revenue, and increased investment gains, partially offset by higher operating expenses. The annualized return on common equity for the quarter was 25.3%, compared with 17.9% in the fourth quarter last year.

Wealth and Insurance revenue is derived from direct investing, advice-based businesses, asset management services, life and health insurance, and property and casualty insurance. Revenue for the quarter was $1,834 million, an increase of $183 million, or 11%, compared to the fourth quarter last year. In the Wealth business, revenue increased mainly due to higher fee-based revenue from asset growth and equity market appreciation, the addition of Epoch, and higher trading volume. In the Insurance business, revenue increased mainly due to premium volume growth and higher fair value of assets due to the impact of lower interest rates, partially offset by the sale of the U.S. Insurance business in fiscal 2012.

Insurance claims and related expenses for the quarter were $711 million, an increase of $23 million, or 3%, compared with the fourth quarter last year, primarily due to higher current year claims and volume growth, partially offset by lower unfavourable prior years’ claims development and lower cost of weather-related events.

Non-interest expenses for the quarter were $730 million, an increase of $54 million, or 8%, compared with the fourth quarter last year, primarily due to the addition of Epoch, higher revenue-based variable expenses in the Wealth business, and increased costs to support business growth in Wealth and Insurance, partially offset by expense reductions due to the sale of the U.S. Insurance business in fiscal 2012.

Assets under administration of $293 billion as at October 31, 2013 increased $35 billion, or 14%, compared with October 31, 2012. Assets under management of $257 billion as at October 31, 2013 increased $50 billion, or 24%, compared with October 31, 2012. These increases were mainly driven by market appreciation of assets, the addition of Epoch assets under management, and growth in new client assets for the period.

Gross originated insurance premiums were $993 million, an increase of $50 million, or 5%, compared with the fourth quarter last year. The increase was primarily due to organic business growth.

The average FTE staffing levels decreased by 388, or 3%, compared to the fourth quarter last year, primarily due to the sale of the U.S. Insurance business in fiscal 2012. The efficiency ratio for the current quarter improved to 39.8%, compared with 40.9% in the fourth quarter last year.

Quarterly comparison – Q4 2013 vs. Q3 2013

Wealth and Insurance net income for the quarter increased $398 million compared with the prior quarter, reflecting higher earnings in Wealth, Insurance and TD Ameritrade. For the quarter ended July 31, 2013, the Bank took charges of $565 million ($418 million after tax) to increase reserves for Ontario automobile insurance claims and for claims resulting from severe weather-related events in southern Alberta and the Greater Toronto Area. Wealth and Insurance net income excluding TD Ameritrade increased $390 million compared with the prior quarter. The Bank’s reported investment in TD Ameritrade increased $8 million, or 12%, compared with the prior quarter, mainly driven by higher TD Ameritrade earnings. For its fourth quarter ended September 30, 2013, TD Ameritrade reported net income increased US$16 million, or 9%, compared with the prior quarter, primarily driven by increased investment gains, partially offset by lower transaction-based revenue. The annualized return on common equity for the quarter was 25.3%, compared with 0.4% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 13

Revenue for the quarter increased $104 million, or 6%, compared with the prior quarter. In the Wealth business, revenue increased mainly due to higher fee-based revenue from asset growth and equity market appreciation. In the Insurance business, revenue increased mainly due to higher fair value of assets due to the impact of lower interest rates and premium volume growth.

Insurance claims and related expenses for the quarter decreased $429 million, or 38%, compared with the prior quarter, due to unfavourable prior years’ claims development recorded in the prior quarter relating to Ontario auto insurance and lower claims from weather-related events.

Non-interest expenses for the quarter increased $19 million, or 3%, compared to the prior quarter, primarily due to higher expenses in the Wealth business, mainly from higher costs in support of strategic business initiatives and higher variable expenses driven by revenue growth.

Assets under administration as at October 31, 2013 increased by $14 billion, or 5%, compared with July 31, 2013. Assets under management as at October 31, 2013 increased by $11 billion, or 4%, compared with July 31, 2013. The increases were mainly due to market appreciation of assets and growth in new client assets for the period.

Gross originated insurance premiums decreased $56 million, or 5%, compared with the prior quarter due largely to seasonality.

The average FTE staffing levels for the current quarter decreased by 210, or 2%, compared with the prior quarter due to the impact of efficiency initiatives and seasonality in the Insurance business. The efficiency ratio for the current quarter improved to 39.8%, compared with 41.1% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 14

TABLE 9: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)
				For the three months ended
	Canadian dollars					U.S. dollars
	October 31	July 31	October 31	October 31	July 31	October 31
	2013	2013	2012	2013	2013	2012
Net interest income	$1,428	$1,374	$1,148	$1,380	$1,334	$1,164
Non-interest income	468	593	375	449	575	380
Total revenue – reported	1,896	1,967	1,523	1,829	1,909	1,544
Total revenue – adjusted	1,896	1,967	1,524	1,829	1,909	1,545
Provision for credit losses – loans	211	218	231	204	213	234
Provision for credit losses – debt securities
classified as loans	(27)	(11)	3	(26)	(11)	3
Provision for credit losses – acquired
credit-impaired loans[1]	(1)	16	20	(1)	15	20
Provision for credit losses – reported	183	223	254	177	217	257
Provision for credit losses – adjusted	183	223	200	177	217	202
Non-interest expenses – reported	1,279	1,206	929	1,234	1,170	941
Non-interest expenses – adjusted	1,250	1,206	922	1,206	1,170	934
Net income – reported	$369	$445	$316	$355	$432	$321
Adjustments for items of note[2]
Litigation and litigation-related
charge/reserve	30	–	–	29	–	–
Impact of Superstorm Sandy	–	–	37	–	–	37
Net income – adjusted	$399	$445	$353	$384	$432	$358
Selected volumes and ratios
Return on common equity – reported	7.5%	9.1%	7.2%	7.5%	9.1%	7.2%
Return on common equity – adjusted	8.1%	9.1%	8.1%	8.1%	9.1%	8.1%
Margin on average earning assets (TEB)[3]	3.89%	3.80%	3.48%	3.89%	3.80%	3.48%
Efficiency ratio – reported	67.5%	61.3%	61.0%	67.5%	61.3%	61.0%
Efficiency ratio – adjusted	65.9%	61.3%	60.5%	65.9%	61.3%	60.5%
Number of U.S. retail stores	1,317	1,312	1,315	1,317	1,312	1,315
Average number of full-time equivalent staff	24,797	24,811	25,304	24,797	24,811	25,304
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3	Margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison – Q4 2013 vs. Q4 2012

U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the quarter was $369 million, an increase of $53 million, or 17%, compared with the fourth quarter last year. Adjusted net income for the quarter was $399 million, an increase of $46 million, or 13%, compared with the fourth quarter last year. In U.S. dollar terms, reported net income for the quarter was US$355 million, an increase of US$34 million, or 11%, compared with the fourth quarter last year and adjusted net income for the quarter was US$384 million, an increase of US$26 million, or 7%, compared with the fourth quarter last year. Results include activity related to the credit card program agreement with Target Corporation subsequent to the acquisition of approximately US$5.6 billion of credit card receivables on March 13, 2013. Revenue and expenses related to Target are reported on a gross basis on the income statement and non-interest expenses include our expenses related to the business, and amounts due to Target Corporation under the credit card program agreement. The increase in earnings was primarily due to Target, strong loan and deposit volume growth, and an improvement in credit quality, partially offset by lower margins and investments in new stores. The reported and adjusted annualized return on common equity for the quarter were 7.5% and 8.1%, respectively, compared with 7.2% and 8.1%, respectively, in the fourth quarter last year.

U.S. Personal and Commercial Banking revenue is derived from personal banking, business banking, investments, auto lending, and credit cards. In U.S. dollar terms, reported revenue for the quarter was US$1,829 million, an increase of US$285 million, or 18%, compared with the fourth quarter last year. Adjusted revenue for the quarter was US$1,829 million, an increase of US$284 million, or 18%, compared with the fourth quarter last year primarily due to the inclusion of revenue from Target, strong organic loan and deposit growth and fee growth, partially offset by a lower margin and lower gains on sales of securities. Excluding Target, average loans increased US$9 billion, or 10%, compared with the fourth quarter last year, with a 14% increase in personal loans and an 8% increase in business loans. Average deposits increased US$19 billion, or 11%, compared with the fourth quarter last year driven by 8% growth in personal deposit volume, 7% growth in business deposit volume, and 17% growth in TD Ameritrade deposit volume. Margin on average earning assets was 3.89%, a 41 bps increase compared with the fourth quarter last year due to the impact of Target, partially offset by core margin compression.

PCL for the quarter was US$177 million, a decrease of US$80 million, or 31%, compared with the fourth quarter last year on a reported basis, and a decrease of US$25 million, or 12%, compared with the fourth quarter last year on an adjusted basis. Reported PCL in the fourth quarter of 2012 included provisions for Superstorm Sandy and the impact of new regulatory guidance related to loans discharged in bankruptcy which were the primary drivers of the $80 million decrease. Personal banking PCL was US$175 million, an increase of US$47 million, or 37%, compared with the fourth quarter last year primarily due to provisions for Target and increased provisions in auto loans, offset by the impact of the new regulatory guidance recorded in the fourth quarter of 2012. Business banking PCL was US$25 million, a decrease of US$46 million, or 65%, compared with the fourth quarter last year reflecting improved credit quality of commercial loans. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.77%, a decrease of 11 bps, compared with the fourth quarter last year reflecting improving credit quality trends and growth in the portfolio. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.3% as at October 31, 2013, compared with 1.2% as at October 30, 2012. Net impaired debt securities classified as loans were US$985 million, a decrease of US$358 million, or 27%, compared with the fourth quarter last year.

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 15

Reported non-interest expenses for the quarter was US$1,234 million, an increase of US$293 million, or 31%, compared with the fourth quarter last year. Adjusted non-interest expenses for the quarter were US$1,206 million, an increase of US$272 million, or 29%, compared with the fourth quarter last year primarily due to increased expenses related to the credit card agreement with Target Corporation, investments in new stores and other growth initiatives, partially offset by productivity gains.

The average FTE staffing levels decreased by 507, primarily due to efficiencies in store network operations including optimization of store locations and planned declines in TD Auto Finance U.S., partially offset by investments in growth initiatives. The efficiency ratio for the quarter worsened to 67.5% on a reported basis, and 65.9% on an adjusted basis, compared with 61.0% and 60.5% respectively, in the fourth quarter last year primarily driven by lower margins.

Quarterly comparison – Q4 2013 vs. Q3 2013

U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the quarter decreased $76 million, or 17%, compared with the prior quarter. Adjusted net income for the quarter decreased $46 million, or 10%, compared with the prior quarter. In U.S. dollar terms, reported net income for the quarter decreased US$77 million, or 18%, and adjusted net income for the quarter decreased US$48 million, or 11%, compared with the prior quarter. The reported and adjusted annualized return on common equity for the quarter were 7.5% and 8.1%, compared with 9.1% on both a reported and an adjusted basis in the prior quarter.

In U.S. dollar terms, revenue for the quarter decreased US$80 million, or 4%, compared with the prior quarter primarily due to lower gains on security sales. Excluding Target, average loans were up 2%, compared with the prior quarter, with a 2% increase in personal loans and a 3% increase in business loans. Average deposits increased US$4 billion, or 2%, compared with the prior quarter. Margin on average earning assets increased by 9 bps to 3.89%, compared with the prior quarter as additional margin compression from personal and commercial loans was more than offset by higher deposit margins reflecting higher long term interest rates and increased net interest income on acquired credit-impaired loans and debt securities classified as loans.

PCL for the quarter decreased US$40 million, or 18%, compared with the prior quarter driven primarily by lower provisions on debt securities classified as loans and acquired credit-impaired loans reflecting lower expected losses. Personal banking PCL decreased US$29 million, or 14%, from the prior quarter primarily due to lower provisions on auto loans. Business banking PCL was flat compared with prior quarter as provisions for portfolio growth were offset by improvements in asset quality. Annualized adjusted PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.77%, a decrease of 11 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.3% as at October 31, 2013, flat compared with July 31, 2013. Net impaired debt securities classified as loans were US$985 million, a decrease of US$48 million, or 5%, compared with the prior quarter.

Reported non-interest expenses for the quarter increased US$64 million, or 5%, compared with the prior quarter. Adjusted non-interest expenses increased US$36 million, or 3%, compared with the prior quarter primarily due to increased expenses related to the credit card agreement with Target Corporation, higher regulatory compliance costs and timing of planned initiatives.

The average FTE staffing levels decreased by 14 compared with the prior quarter due primarily to efficiencies in store network operations including optimization of store locations and planned declines in TD Auto Finance U.S. The efficiency ratio for the quarter worsened to 67.5% on a reported basis, and 65.9% on an adjusted basis, compared with 61.3% in the prior quarter mainly driven by higher expenses and lower security gains.

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 16

TABLE 10: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)
	For the three months ended
	October 31	July 31	October 31
	2013	2013	2012
Net interest income (TEB)	$509	$505	$481
Non-interest income	93	58	244
Total revenue	602	563	725
Provision for credit losses	5	23	8
Non-interest expenses	422	351	374
Net income	$122	$147	$309
Selected volumes and ratios
Trading-related revenue	$342	$284	$316
Risk-weighted assets (billions of dollars)[1]	47	46	43
Return on common equity	12.0%	14.3%	30.3%
Efficiency ratio	70.1%	62.3%	51.6%
Average number of full-time equivalent staff	3,535	3,592	3,545
1	Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, excluding Credit Valuation Adjustment (CVA) capital in accordance with the Office of the Superintendent of Financial Institutions Canada (OSFI) guidance, and are presented based on the “all-in” methodology. In 2012, amounts were calculated in accordance with the Basel II regulatory framework inclusive of Market Risk Amendments.

Quarterly comparison – Q4 2013 vs. Q4 2012

Wholesale Banking net income for the quarter was $122 million, a decrease of $187 million, or 61%, compared with the fourth quarter last year. The decrease in earnings was primarily due to lower revenue, higher non-interest expenses and a higher effective tax rate. The annualized return on common equity for the quarter was 12.0%, compared with 30.3% in the fourth quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $602 million, a decrease of $123 million, or 17%, compared with the fourth quarter last year. The decrease in revenue was primarily due to lower security gains in the investment portfolio, partially offset by higher trading-related revenue. The increase in trading-related revenue was due to improved fixed income markets that resulted in increased client activity, partially offset by lower equity trading. Debt underwriting was solid this quarter partially offset by lower mergers and acquisitions (M&A) and advisory fees due to lower industry wide volumes.

PCL for the quarter was $5 million, compared with $8 million in the fourth quarter last year. PCL in the current quarter primarily consisted of the accrual cost of credit protection.

Non-interest expenses for the quarter were $422 million, an increase of $48 million, or 13%, compared with the fourth quarter last year due to litigation matters.

Risk-weighted assets were $47 billion as at October 31, 2013, an increase of $4 billion, or 9%, compared with October 31, 2012. The increase was primarily due to the implementation of the Basel III regulatory framework.

Quarterly comparison – Q4 2013 vs. Q3 2013

Wholesale Banking net income for the quarter decreased by $25 million, or 17%, compared with the prior quarter. The decrease was largely due to higher non-interest expenses, partially offset by higher trading-related revenue. The annualized return on common equity for the quarter was 12.0%, compared with 14.3% in the prior quarter.

Revenue for the quarter increased $39 million, or 7%, compared with the prior quarter, primarily due to higher fixed income trading-related revenue and debt underwriting fees. The increase was partially offset by reduced credit origination revenue and lower equity underwriting fees both impacted by reduced volumes.

PCL for the quarter was $5 million, compared with $23 million in the prior quarter which included a specific credit provision in the corporate lending portfolio.

Non-interest expenses for the quarter increased by $71 million, or 20%, compared with the prior quarter, primarily due to litigation matters.

Risk-weighted assets as at October 31, 2013 increased $1 billion, or 2%, compared with July 31, 2013.

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 17

TABLE 11: CORPORATE
(millions of Canadian dollars)
		For the three months ended
	October 31	July 31	October 31
	2013	2013	2012
Net income (loss) – reported	$(188)	$(45)	$(127)
Adjustments for items of note: Decrease (increase) in net income[1]
Amortization of intangibles	59	59	60
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	15	(70)	35
Integration charges, direct transaction costs, and changes in fair value of contingent
consideration relating to the Chrysler Financial acquisition	–	–	3
Impact of Alberta flood on the loan portfolio	(29)	48	–
Restructuring costs	90	–	–
Total adjustments for items of note	135	37	98
Net income (loss) – adjusted	$(53)	$(8)	$(29)
Decomposition of items included in net gain (loss) – adjusted
Net corporate expenses	$(140)	$(118)	$(191)
Other	60	84	136
Non-controlling interests	27	26	26
Net income (loss) – adjusted	$(53)	$(8)	$(29)
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q4 2013 vs. Q4 2012

Corporate segment’s reported net loss for the quarter was $188 million, compared with a reported net loss of $127 million in the fourth quarter last year. Adjusted net loss was $53 million, compared with an adjusted net loss of $29 million in the fourth quarter last year. The increased loss reflected a lower contribution from Other items which included lower gains from treasury and hedging activities partially offset by positive tax items. Corporate expenses declined as a result of lower project and initiative costs.

Quarterly comparison – Q4 2013 vs. Q3 2013

Corporate segment’s reported net loss for the quarter was $188 million, compared with a reported net loss of $45 million in the prior quarter. Adjusted net loss was $53 million, compared with an adjusted net loss of $8 million in the prior quarter. The increased loss was due to the unfavourable impact of Other items and higher net corporate expenses. Other items were unfavourable largely due to lower gains from treasury and other hedging activities and the reduction of allowance for incurred but not identified credit losses related to the Canadian loan portfolio in the prior quarter partially offset by positive tax items. Net corporate expenses were elevated from the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 18

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)		As at
	October 31	October 31
	2013	2012
ASSETS
Cash and due from banks	$3,581	$3,436
Interest-bearing deposits with banks	28,855	21,692
	32,436	25,128
Trading loans, securities, and other	101,928	94,531
Derivatives	49,461	60,919
Financial assets designated at fair value through profit or loss	6,532	6,173
Available-for-sale securities	79,541	98,576
	237,462	260,199
Held-to-maturity securities	29,961	–
Securities purchased under reverse repurchase agreements	64,283	69,198
Loans
Residential mortgages	185,820	172,172
Consumer instalment and other personal	119,192	117,927
Credit card	22,222	15,358
Business and government	116,799	101,041
Debt securities classified as loans	3,744	4,994
	447,777	411,492
Allowance for loan losses	(2,855)	(2,644)
Loans, net of allowance for loan losses	444,922	408,848
Other
Customers’ liability under acceptances	6,399	7,223
Investment in TD Ameritrade	5,300	5,344
Goodwill	13,297	12,311
Other intangibles	2,493	2,217
Land, buildings, equipment, and other depreciable assets	4,635	4,402
Current income tax receivable	583	439
Deferred tax assets	1,588	883
Other assets	19,173	14,914
	53,468	47,733
Total assets	$862,532	$811,106
LIABILITIES
Trading deposits	$47,593	$38,774
Derivatives	49,471	64,997
Securitization liabilities at fair value	21,960	25,324
Other financial liabilities designated at fair value through profit or loss	12	17
	119,036	129,112
Deposits
Personal	319,749	291,759
Banks	20,523	14,957
Business and government	203,204	181,038
	543,476	487,754
Other
Acceptances	6,399	7,223
Obligations related to securities sold short	41,829	33,435
Obligations related to securities sold under repurchase agreements	34,414	38,816
Securitization liabilities at amortized cost	25,592	26,190
Provisions	696	656
Current income tax payable	134	167
Deferred tax liabilities	321	327
Other liabilities	28,913	24,858
	138,298	131,672
Subordinated notes and debentures	7,982	11,318
Liability for preferred shares	27	26
Liability for capital trust securities	1,740	2,224
Total liabilities	810,559	762,106
EQUITY
Common shares (millions of shares issued and outstanding: Oct. 31, 2013 – 919.4, Oct. 31, 2012 – 918.2)	19,316	18,691
Preferred shares (millions of shares issued and outstanding: Oct. 31, 2013 – 135.8, Oct. 31, 2012 – 135.8)	3,395	3,395
Treasury shares – common (millions of shares held: Oct. 31, 2013 – (1.9), Oct. 31, 2012 – (2.1))	(145)	(166)
Treasury shares – preferred (millions of shares held: Oct. 31, 2013 – (0.1), Oct. 31, 2012 – nil)	(2)	(1)
Contributed surplus	170	196
Retained earnings	24,565	21,763
Accumulated other comprehensive income (loss)	3,166	3,645
	50,465	47,523
Non-controlling interests in subsidiaries	1,508	1,477
Total equity	51,973	49,000
Total liabilities and equity	$862,532	$811,106
TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 19

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)
	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2013	2012	2013	2012
Interest income
Loans	$4,793	$4,558	$18,514	$17,951
Securities
Interest	751	786	2,965	3,259
Dividends	265	256	1,048	940
Deposits with banks	22	22	89	88
	5,831	5,622	22,616	22,238
Interest expense
Deposits	1,088	1,163	4,310	4,670
Securitization liabilities	230	243	927	1,026
Subordinated notes and debentures	105	152	447	612
Preferred shares and capital trust securities	38	44	154	174
Other	186	178	700	730
	1,647	1,780	6,538	7,212
Net interest income	4,184	3,842	16,078	15,026
Non-interest income
Investment and securities services	731	660	2,831	2,621
Credit fees	191	185	785	745
Net securities gains (losses)	35	178	304	373
Trading income (losses)	(58)	(66)	(281)	(41)
Service charges	484	453	1,863	1,775
Card services	386	274	1,345	1,039
Insurance revenue	968	920	3,734	3,537
Trust fees	36	34	148	149
Other income (loss)	44	97	455	322
	2,817	2,735	11,184	10,520
Total revenue	7,001	6,577	27,262	25,546
Provision for credit losses	352	565	1,631	1,795
Insurance claims and related expenses	711	688	3,056	2,424
Non-interest expenses
Salaries and employee benefits	1,928	1,837	7,622	7,241
Occupancy, including depreciation	384	355	1,456	1,374
Equipment, including depreciation	225	228	847	825
Amortization of other intangibles	153	133	521	477
Marketing and business development	194	221	685	668
Brokerage-related fees	79	71	317	296
Professional and advisory services	301	311	1,010	925
Communications	70	71	281	282
Restructuring	129	–	129	–
Other	694	379	2,174	1,910
	4,157	3,606	15,042	13,998
Income before income taxes and equity in net income of an investment in associate	1,781	1,718	7,533	7,329
Provision for (recovery of) income taxes	240	178	1,143	1,092
Equity in net income of an investment in associate, net of income taxes	81	57	272	234
Net income	1,622	1,597	6,662	6,471
Preferred dividends	49	49	185	196
Net income available to common shareholders and non-controlling interests
in subsidiaries	$1,573	$1,548	$6,477	$6,275
Attributable to:
Non-controlling interests in subsidiaries	$27	$26	$105	$104
Common shareholders	1,546	1,522	6,372	6,171
Weighted-average number of common shares outstanding (millions)
Basic	916.7	912.4	918.9	906.6
Diluted	919.5	920.0	922.5	914.9
Earnings per share (dollars)
Basic	$1.69	$1.67	$6.93	$6.81
Diluted	1.68	1.66	6.91	6.76
Dividends per share (dollars)	0.85	0.77	3.24	2.89

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 20

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)
	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2013	2012	2013	2012
Net income	$1,622	$1,597	$6,662	$6,471
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities[1]	8	106	(493)	689
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	(54)	(48)	(250)	(163)
Net change in unrealized foreign currency translation gains (losses) on investments in
foreign operations	760	(132)	1,892	92
Reclassification to earnings of net losses (gains) on investments in foreign operations[3]	–	–	4	–
Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations[4]	–	–	(4)	–
Net foreign currency translation gains (losses) from hedging activities[5]	(325)	52	(737)	(54)
Change in net gains (losses) on derivatives designated as cash flow hedges[6]	619	38	668	834
Reclassification to earnings of net losses (gains) on cash flow hedges[7]	(492)	(243)	(1,559)	(1,079)
	516	(227)	(479)	319
Comprehensive income (loss) for the period	$2,138	$1,370	$6,183	$6,790
Attributable to:
Preferred shareholders	$49	$49	$185	$196
Common shareholders	2,062	1,295	5,893	6,490
Non-controlling interests in subsidiaries	27	26	105	104
1	Net of income tax provision of $9 million for the three months ended October 31, 2013 (three months ended October 31, 2012 – net of income tax provision of $24 million). Net of income tax recovery of $264 million for the twelve months ended October 31, 2013 (twelve months ended October 31, 2012 – net of income tax provision of $302 million).
2	Net of income tax provision of $36 million for the three months ended October 31, 2013 (three months ended October 31, 2012 – net of income tax provision of $16 million). Net of income tax provision of $157 million for the twelve months ended October 31, 2013 (twelve months ended October 31, 2012 – net of income tax provision of $74 million).
3	Net of income tax provision of nil for the three months ended October 31, 2013 (three months ended October 31, 2012 – income tax provision of nil). Net of income tax provision of nil for the twelve months ended October 31, 2013 (twelve months ended October 31, 2012 – income tax provision of nil).
4	Net of income tax provision of nil for the three months ended October 31, 2013 (three months ended October 31, 2012 –income tax provision of nil). Net of income tax provision of $1 million for the twelve months ended October 31, 2013 (twelve months ended October 31, 2012 – income tax provision of nil).
5	Net of income tax recovery of $114 million for the three months ended October 31, 2013 (three months ended October 31, 2012 – income tax provision of $13 million). Net of income tax recovery of $264 million for the twelve months ended October 31, 2013 (twelve months ended October 31, 2012 –income tax recovery of $22 million).
6	Net of income tax provision of $332 million for the three months ended October 31, 2013 (three months ended October 31, 2012 – income tax recovery of $10 million). Net of income tax provision of $383 million for the twelve months ended October 31, 2013 (twelve months ended October 31, 2012 – net of income tax provision of $381 million).
7	Net of income tax provision of $254 million for the three months ended October 31, 2013 (three months ended October 31, 2012 – net of income tax provision of $104 million). Net of income tax provision of $830 million for the twelve months ended October 31, 2013 (twelve months ended October 31, 2012 – net of income tax provision of $485 million).

All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 21

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)
	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2013	2012	2013	2012
Common shares
Balance at beginning of period	$19,218	$18,351	$18,691	$17,491
Proceeds from shares issued on exercise of stock options	112	58	297	253
Shares issued as a result of dividend reinvestment plan	86	282	515	947
Purchase of shares for cancellation	(100)	–	(187)	–
Proceeds from issuance of new shares	–	–	–	–
Balance at end of period	19,316	18,691	19,316	18,691
Preferred shares
Balance at beginning of period	3,395	3,395	3,395	3,395
Balance at end of period	3,395	3,395	3,395	3,395
Treasury shares – common
Balance at beginning of period	(144)	(178)	(166)	(116)
Purchase of shares	(987)	(1,045)	(3,552)	(3,175)
Sale of shares	986	1,057	3,573	3,125
Balance at end of period	(145)	(166)	(145)	(166)
Treasury shares – preferred
Balance at beginning of period	(3)	(1)	(1)	–
Purchase of shares	(29)	(16)	(86)	(77)
Sale of shares	30	16	85	76
Balance at end of period	(2)	(1)	(2)	(1)
Contributed surplus
Balance at beginning of period	181	203	196	212
Net premium (discount) on sale of treasury shares	–	(1)	(3)	10
Stock options	(11)	(6)	(25)	(25)
Other	–	–	2	(1)
Balance at end of period	170	196	170	196
Retained earnings
Balance at beginning of period	24,122	20,943	21,763	18,213
Net income attributable to shareholders	1,595	1,571	6,557	6,367
Common dividends	(779)	(702)	(2,977)	(2,621)
Preferred dividends	(49)	(49)	(185)	(196)
Premium paid on repurchase of common shares	(324)	–	(593)	–
Share issue expenses	–	–	–	–
Balance at end of period	24,565	21,763	24,565	21,763
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	778	1,417	1,475	949
Other comprehensive income (loss)	(46)	58	(743)	526
Balance at end of period	732	1,475	732	1,475
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	294	(346)	(426)	(464)
Other comprehensive income (loss)	435	(80)	1,155	38
Balance at end of period	729	(426)	729	(426)
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	1,578	2,801	2,596	2,841
Other comprehensive income (loss)	127	(205)	(891)	(245)
Balance at end of period	1,705	2,596	1,705	2,596
Total	3,166	3,645	3,166	3,645
Non-controlling interests in subsidiaries
Balance at beginning of period	1,499	1,482	1,477	1,483
Net income attributable to non-controlling interests in subsidiaries	27	26	105	104
Other	(18)	(31)	(74)	(110)
Balance at end of period	1,508	1,477	1,508	1,477
Total equity	$51,973	$49,000	$51,973	$49,000
TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 22

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)
	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2013	2012	2013	2012
Cash flows from (used in) operating activities
Net income before income taxes	$1,862	$1,775	$7,805	$7,563
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	352	565	1,631	1,795
Depreciation	130	130	518	508
Amortization of other intangibles	153	133	521	477
Net securities losses (gains)	(35)	(178)	(304)	(373)
Equity in net income of an investment in associate	(81)	(57)	(272)	(234)
Deferred taxes	(281)	(43)	(362)	112
Changes in operating assets and liabilities
Interest receivable and payable	74	203	(425)	(236)
Securities sold short	1,964	1,365	8,394	9,818
Trading loans and securities	(5,134)	(4,680)	(7,397)	(21,178)
Loans net of securitization and sales	(11,807)	(4,541)	(33,820)	(27,836)
Deposits	28,913	8,728	64,541	47,487
Derivatives	(1,895)	1,080	(4,068)	2,208
Financial assets and liabilities designated at fair value through profit or loss	(424)	(318)	(364)	(1,952)
Securitization liabilities	(2,742)	874	(3,962)	(2,265)
Other	(2,006)	(2,988)	128	(2,069)
Income taxes paid	(76)	(272)	(869)	(1,296)
Net cash from (used in) operating activities	8,967	1,776	31,695	12,529
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	2,628	4,323	(4,402)	12,825
Issue of subordinated notes and debentures	–	–	–	–
Repayment of subordinated notes and debentures	–	–	(3,400)	(201)
Repayment or redemption of liability for preferred shares and capital trust securities	(6)	6	(483)	(11)
Translation adjustment on subordinated notes and debentures issued in a foreign
currency and other	(2)	(23)	64	(24)
Common shares issued	96	47	247	206
Repurchase of common shares	(424)	–	(780)	–
Sale of treasury shares	1,016	1,072	3,655	3,211
Purchase of treasury shares	(1,016)	(1,061)	(3,638)	(3,252)
Dividends paid	(742)	(469)	(2,647)	(1,870)
Distributions to non-controlling interests in subsidiaries	(27)	(26)	(105)	(104)
Net cash from (used in) financing activities	1,523	3,869	(11,489)	10,780
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(7,101)	(4,432)	(7,163)	(676)
Activities in available-for-sale
Purchases	(15,861)	(15,529)	(60,958)	(64,861)
Proceeds from maturities	12,454	9,342	39,468	40,223
Proceeds from sales	4,174	4,175	18,189	20,707
Activities in held-to-maturity
Purchases	(4,351)	–	(11,836)	–
Proceeds from maturities	799	–	2,873	–
Activities in debt securities classified as loans
Purchases	(92)	(47)	(721)	(213)
Proceeds from maturities	254	278	1,399	1,568
Proceeds from sales	208	109	1,030	162
Net purchases of premises, equipment, and other depreciable assets	(242)	(265)	(751)	(827)
Securities purchased (sold) under reverse repurchase agreements	(253)	1,178	4,915	(12,217)
Net cash acquired from (paid for) acquisitions	–	–	(6,543)	(6,839)
Net cash from (used in) investing activities	(10,011)	(5,191)	(20,098)	(22,973)
Effect of exchange rate changes on cash and due from banks	35	(7)	37	4
Net increase (decrease) in cash and due from banks	514	447	145	340
Cash and due from banks at beginning of period	3,067	2,989	3,436	3,096
Cash and due from banks at end of period	$3,581	$3,436	$3,581	$3,436
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,486	$1,471	$6,928	$7,368
Amount of interest received during the period	5,479	5,260	21,533	21,218
Amount of dividends received during the period	238	242	1,018	925

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 23

Appendix A – Segmented Information

The Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are reported in the Corporate segment. Results for these segments for the three and twelve months ended October 31 are presented in the following tables:

Results by Business Segment
(millions of Canadian dollars)
			For the three months ended
	Canadian Personal				U.S. Personal
	and Commercial		Wealth and		and Commercial		Wholesale
	Banking		Insurance		Banking		Banking		Corporate		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Net interest income (loss)	$2,151	$2,071	$147	$147	$1,428	$1,148	$509	$481	$(51)	$(5)	$4,184	$3,842
Non-interest income (loss)[1]	680	678	1,687	1,504	468	375	93	244	(111)	(66)	2,817	2,735
Total revenue[1]	2,831	2,749	1,834	1,651	1,896	1,523	602	725	(162)	(71)	7,001	6,577
Provision for (reversal of)
credit losses	224	306	–	–	183	254	5	8	(60)	(3)	352	565
Insurance claims and
related expenses[1]	–	–	711	688	–	–	–	–	–	–	711	688
Non-interest expenses	1,362	1,343	730	676	1,279	929	422	374	364	284	4,157	3,606
Income (loss) before
income taxes	1,245	1,100	393	287	434	340	175	343	(466)	(352)	1,781	1,718
Provision for (recovery of)
income taxes	331	294	65	45	65	24	53	34	(274)	(219)	240	178
Equity in net income of an
investment in associate,
net of income taxes	–	–	77	51	–	–	–	–	4	6	81	57
Net income (loss)	$914	$806	$405	$293	$369	$316	$122	$309	$(188)	$(127)	$1,622	$1,597

											As at
Total assets (billions
of Canadian dollars)	$290.3	$282.6	$27.5	$26.4	$239.1	$209.1	$269.3	$260.7	$36.3	$32.3	$862.5	$811.1

Results by Business Segment
(millions of Canadian dollars)
			For the twelve months ended
	Canadian Personal				U.S. Personal
	and Commercial		Wealth and		and Commercial		Wholesale
	Banking		Insurance		Banking		Banking		Corporate		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Net interest income (loss)	$8,345	$8,023	$579	$583	$5,172	$4,663	$1,982	$1,805	$–	$(48)	$16,078	$15,026
Non-interest income (loss)[1]	2,695	2,629	6,358	5,860	1,957	1,468	425	849	(251)	(286)	11,184	10,520
Total revenue[1]	11,040	10,652	6,937	6,443	7,129	6,131	2,407	2,654	(251)	(334)	27,262	25,546
Provision for (reversal of)
credit losses	929	1,151	–	–	779	779	26	47	(103)	(182)	1,631	1,795
Insurance claims
and related expenses[1]	–	–	3,056	2,424	–	–	–	–	–	–	3,056	2,424
Non-interest expenses	5,136	4,988	2,821	2,600	4,550	4,125	1,541	1,570	994	715	15,042	13,998
Income (loss) before
income taxes	4,975	4,513	1,060	1,419	1,800	1,227	840	1,037	(1,142)	(867)	7,533	7,329
Provision for (recovery of)
income taxes	1,321	1,209	153	261	273	99	192	157	(796)	(634)	1,143	1,092
Equity in net income of an
investment in associate,
net of income taxes	–	–	246	209	–	–	–	–	26	25	272	234
Net income (loss)	$3,654	$3,304	$1,153	$1,367	$1,527	$1,128	$648	$880	$(320)	$(208)	$6,662	$6,471

1	Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.
TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 24

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 43006

Providence, Rhode Island 02940-3006

or

250 Royall Street

Canton, Massachusetts 02021

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

Annual Report on Form 40-F (U.S.)

A copy of the Bank’s annual report on Form 40-F for fiscal 2013 will be filed with the Securities and Exchange Commission later today and will be available at http://www.td.com. You may obtain a printed copy of the Bank’s annual report on Form 40-F for fiscal 2013 free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail: tdshinfo@td.com.

General Information

Contact Corporate & Public Affairs:

416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com

Internet e-mail: customer.service@td.com

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 25

Access to Quarterly Results Materials

Interested investors, the media and others may view this fourth quarter earnings news release, results slides, supplementary financial information, and the 2013 Consolidated Financial Statements and Notes and the 2013 Management’s Discussion and Analysis documents on the TD website at www.td.com/investor/qr_2013.jsp.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on December 5, 2013. The call will be webcast live through TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the fourth quarter and fiscal 2013, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2013.jsp on December 5, 2013, before 12 p.m. ET. A listen-only telephone line is available at 416-644-3415 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2013.jsp. Replay of the teleconference will be available from 6 p.m. ET on December 5, 2013, until January 6, 2014, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4649137, followed by the pound key.

Annual Meeting

Thursday, April 3, 2014

Hyatt Regency Calgary

Calgary, Alberta

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves over 22 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$862.5 billion in assets on October 31, 2013.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030

Ali Duncan Martin, Manager, Media Relations, 416-983-4412

TD BANK GROUP • FOURTH QUARTER 2013 EARNINGS NEWS RELEASE	Page 26